Exhibit 99.1

Qiao Xing Universal’s Subsidiary Becomes One of SAMSUNG Electronics’ Major Telephone
Sets Suppliers in China

     HUIZHOU, Guangdong, China, Jan. 27 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced that it has recently signed general sales and purchase agreement with a subsidiary of Samsung Electronics Co., Ltd (Samsung), a global leader in semiconductor, telecommunication, digital media and digital convergence technologies.

     According to the arrangements with Samsung, Qiao Xing Universal’s subsidiary would supply to Novita Co., Ltd (Novita), a subsidiary of Samsung, up to 40,000 units of higher end telephone sets per month. Novita has placed a trial order for 4,000 units of exclusively-designed cordless telephone sets.

     Mr. In-Soon Kang, president of Novita, said, “XING’s outstanding achievements in telecommunication terminal field and Mr. Wu’s legendary history there have aroused my strong interest. Through factory audit, we think XING’s subsidiary is able to meet our requirements and determined to add them into our international supplier name list.”

     “We are so delighted that Samsung elect XING as one of its major players in China. The supplier relationship with Samsung is further evidence that XING’s quality products and powerful R&D has been recognized by more and more international big players including Samsung, Bellsouth, Wal-mart. “

     “We anticipate that within 12 months of the first shipment, the sales of higher end telephone sets to Samsung could reach $20,000,000.”

     About Samsung Electronics

     Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2003 parent company sales of $36.4 billion and net income of $5.0 billion. Employing approximately 88,000 people in 89 offices in 46 countries, the company consists of six main business units: Corporate Technology Operations, Digital Appliance Business, Digital Media Business, LCD Business, Semiconductor Business and Telecommunication Network Business. Recognized as one of the fastest growing global brands, Samsung Electronics is the world’s largest producer of color monitors, color TVs, memory chips, TFT-LCDs and VCRs. For more information, visit http://www.samsung.com. Established in 1984, Novita Co., Ltd. is a wholly owned subsidiary of Samsung Electronics in Telephone and Small Home Appliances business. For over 15 years, Novita has been manufacturing Telephone (CLP, SLT), Electric Rice Cooker/Warmer, Juicer & Mixer, Humidifier, Bidet, Electric Fan and other products. Around 20 percent are exported worldwide and 80 percent are sold in the domestic market. The company has grown rapidly and became one of the major Electric Rice Cooker manufacturers in the U.S.A and Chinese market using the NOVITA brand name.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,

     Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                           01/27/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web sites: http://www.cosun-xing.com
                    http://www.sino-mr.com /
     (XING)